Filed by Alcan Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended.

Subject Company: Pechiney
Commission File No. 333-106851
Date: December 5, 2003

Press Release	A

FOR IMMEDIATE RELEASE

ALCAN ALUMINUM CORPORATION AND ALCAN INC. AGREE TO SELL PRIVATELY TWO ISSUES OF FLOATING RATE NOTES

Montreal, Canada - December 5, 2003 - Alcan Inc. (NYSE, TSX: AL) today announced that its wholly-owned subsidiary, Alcan Aluminum Corporation ("Alcancorp"), has entered into agreements with a group of initial purchasers to issue and sell (1) U.S $500 million aggregate amount of its Floating Rate Notes due December 8, 2004 and (2) U.S. $500 million aggregate principal amount of its Floating Rate Notes due December 8, 2005. The Notes will be fully and unconditionally guaranteed by Alcan.

Alcancorp intends to lend the combined net proceeds to Alcan, which intends to use such net proceeds to fund a portion of the cash consideration to be paid in connection with Alcan's previously announced tender for the purchase of equity and equity -related securities of Pechiney.

Alcancorp will have the right to redeem the Notes due December 8, 2005 at any time on or after June 8, 2004. The Notes will rank equally with all of Alcancorp's senior unsecured indebtedness. Alcan's guarantees of the Notes will rank equally with all of its senior unsecured indebtedness.

The offering and sale of the Notes are being made in the United States only pursuant to Rule 144A under the U.S. Securities Act of 1933 (the "Securities Act") and are being made outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act. The offerings have not been registered under the Securities Act and the Notes may not be offered or sold in the United States or to U.S. persons absent registration under the Securities Act or the availability of an applicable exemption from such registration.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE A SOLICITATION OF AN OFFER TO PURCHASE, OR AN OFFER TO SELL, SECURITIES IN THE UNITED STATES OR ELSEWHERE.

Alcan has filed with the Securities and Exchange Commission (the "SEC") a registration statement to register the Alcan Common Shares to be issued in the U.S. offer for the purchase of equity and equity related securities of Pechiney, including related tender/exchange offer materials. Investors and holders of Pechiney securities are urged to read the Prospectus, dated October 24, 2003, relating to the exchange offer, as well as the documents incorporated by reference into the Prospectus and the related tender/exchange offer materials, because they contain important information and disclosures. Investors and holders of Pechiney securities may obtain a free copy of the registration statement, the documents incorporated by reference therein and the related tender/exchange offer materials at the SEC's Internet web site at http://www.sec.gov. The Prospectus and the tender/exchange offer materials have been mailed to holders of Pechiney securities. Additional copies of these transaction-related documents may be obtained at Alcan's expense by contacting the Information Agent for the offers, D.F. King & Co., Inc., toll-free at 1-800-488-8035 (North America), 0-800-90-2614 (France), 0-800-389-7892 (U.K.) or (44) 20-7920-9700 (collect in Europe).

This press release is for informational purposes only. It shall not constitute an offer to purchase or the solicitation of an offer to sell or exchange any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation from holders of Pechiney securities of offers to buy Alcan Common Shares will only be made pursuant to Alcan's Prospectus, dated October 24, 2003, and the related tender/exchange materials.

The U.S. offer for the purchase of equity and equity related securities of Pechiney is only open to holders of Pechiney securities (other than Pechiney American Depositary Shares or ADSs) who are located in the United States and Canada and to all holders of Pechiney ADSs, wherever located. Alcan's separate French offer for the purchase of equity and equity related securities of Pechiney is not being made in the United States or Canada.

This press release contains forward-looking statements regarding Alcan and its financing arrangements, including our expectations that these offerings will be successfully completed consistent with the terms outlined above. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, satisfaction of customary closing conditions which may be affected by market conditions and global political developments.

Alcan is a multinational, market-driven company and a global leader in aluminum and packaging, as well as aluminum recycling. With world-class operations in primary aluminum, fabricated aluminum as well as flexible and specialty packaging, the combination of Alcan and Pechiney is even better positioned to meet and exceed its customers' needs for innovative solutions and service. Together Alcan and Pechiney employ 88,000 people and have operating facilities in 63 countries.

Media contact	Investor contact
Joseph Singerman	Corey Copeland
+1 514 848-1355	+1 514 848-8368